EXHIBIT a(4)
MAXUS CAPITAL CORP.
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P.O.Box 34729*North Kansas City, Missouri 64116*(816) 303-4500*Fax (816)221-1829

August 17, 2001


         Re: $400 Per Unit Unsolicited Tender Offer by O. Bruce Mills dated July 10, 2001 to Purchase Any and All Units of Maxus Real Property Investors-Four, LP (the "Partnership")

Dear Limited Partners/Assignee:

         As Managing General Partner of the Partnership, the Securities and Exchange Commission has asked that we clarify a few points with respect to our previous letters to the Limited Partners in connection with O. Bruce Mills ("Mills") offer to buy any and all Limited Partners/Assignee Interest ("Units") of the Partnership for Four Hundred Dollars ($400) per Unit ("Mills' Offer to Purchase").

         We previously indicated that we believed Mills' Schedule TO was misleading because he did not clearly indicate that the ownership percentage of every limited partner that did not tender pursuant to the Partnership's issuer tender offer that commenced on April 20, 2001 (the "Partnership's Tender Offer") increased on the same proportionate basis as our affiliate Bond Purchase's ownership percentage in the Partnership. Bond Purchase's interest did increase from 13.9 percent to 15.5 percent, as Mills disclosed in his Offer to Purchase dated July 10, 2001. We agree that his statement as to this matter is factually correct. We merely wanted to c larify that the ownership percentage of every other limited partner also increased proportionately. The Partnership pointed this out in its tender offer in April in its Offer to Purchase dated April 20, 2001. The Partnership's Offer to Purchase disclosed that its affiliate Bond Purchase's ownership interest could increase from 13.9 percent to a maximum of
16.4 percent if the maximum number of Units were tendered.

         In addition, we want to clarify that we were not claiming that Mills was misleading as to his disclosure of the appraised value of the Partnership of $567. However, it was our concern that because the appraised value was only disclosed once in Mills' Offer to Purchase, many of you may not have seen it and we wanted you to base your decision on all the facts, including the appraised value. We did not mean to imply that Mills was misleading you as to the $567 appraised value.

         We also want to clarify that we have no factual basis that Mills will act similarly to the previous General Partner that was removed in 1999. Based on his previous statements in his July 27, 2001 letter to you that (i) the Partnership's sole property (Woodhollow Apartments) was such an attractive property for him to own and manage

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August 17, 2001
Page 2

and (ii) he intended to sell Woodhollow Apartments and liquidate the Partnership if he gained control of the Partnership, we were concerned that Mills might sell the property to himself or an affiliate in a manner that would be similar to the previous managing general partner of the Partnership. The previous managing general partner attempted to sell one of the Partnership's properties to an affiliate at a price that was well below what we ultimately sold the same property to an unaffiliated third party a few years later. We just believed that there was an implication that Mills might take such action if he acquired control. Subsequently, Mills' has sent you a letter stating that he will not sell Woodhollow Apartments to himself or any of his affiliates.

         Additionally, we were concerned that Mills did not disclose in his initial Schedule TO that he had previously indicated to the Partnership that his "prime" condition was obtaining a majority of the outstanding Units. We believed that Mills' Offer to Purchase did not properly reflect his desire to obtain control based on the letter he had previously sent to the Partnership. We did not mean to imply in our previous letter to you dated July 27 that his condition itself was misleading, merely we were concerned that he placed a much greater emphasis on this condition than he disclosed in the Mills' Offer to Purchase. We merely wanted Mills to clarify his position with respect to the emphasis he placed on this condition. Mills did subsequently indicate that he was not placing a significant emphasis on this condition and waived the condition.

         Finally, we would like to clarify that on June 7, 2001, the Partnership decided to make quarterly distributions using the excess funds that were anticipated to be used for the Partnership's issuer tender offer after the closing of the Partnership's issuer tender offer on June 5, 2001. This decision was made after Mills' first letter to Maxus regarding his proposal.

         We continue to strongly recommend that you REJECT Mills' offer for the reasons previously indicated in our previous letters sent to you.

         For your information, we would like to let you know that we do not currently plan to permit Mills to become a "Substitute Limited Partner" with respect to the Units he has acquired in his tender offer, as is within our sole discretion pursuant to Section 7.2 of the Partnership Agreement, If Mills is not permitted to become a "Substitute Limited Partner," he will not have voting rights with respect to the Units he has acquired. In addition, before we will recognize Mills as an assignee of any Units pursuant to Section 7.3 of the Partnership Agreement, we will provide a form of assignment reasonably acceptable to the Partnership which will evidence the written acceptance by the Assignee of all the terms and provisions of the Partnership Agreement and that such his acquisition was made in accordance with all applicable laws and regulations. If such an agreeable assignment is not executed, we will not recognize the assignment of Units to Mills, as is our right under the Partnership Agreement.